

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Via E-mail
Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China

> **Re: Global Pharm Holdings Group, Inc.**
> **Response letter submitted March 10, 2011 regarding**
> **Amendment No. 1 to Form 8-K**
> **Filed August 25, 2010**
> **File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

We note your response to comment one in our letter dated February 24, 2011. Please tell us why you believe you are required to file reports pursuant to Section 15(d) of the Exchange Act. It appears that you had, as of the first day of your fiscal year, fewer than 300 record holders of the class of securities offered under your 1933 Act registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director